**VIRAL FILMS MEDIA LLC**

**SUBSCRIPTION INSTRUCTIONS**

A subscription to invest in Viral Films Media LLC, a Delaware limited liability company (the "***Company***") may be made only by means of the completion, delivery and acceptance of the subscription documents in this package as follows:

- o **SUBSCRIPTION AGREEMENT**: Complete all requested information in this Subscription Agreement and date and sign the signature page.

- o **LIMITED LIABILITY COMPANY AGREEMENT**: Execute the signature page to the Limited Liability Company Agreement of the Company (the "***LLC Agreement***") attached as <u>Schedule A</u>.

DELIVERY OF SUBSCRIPTION DOCUMENTS

Subscribers must submit:

- o A completed and signed copy of the Subscription Agreement; and

- o An executed copy of the signature page to the LLC Agreement.

Please note that the Manger of the Company (the "***Manager***") reserves the right to request any additional documentation necessary to verify the identity of a prospective investor in the Company. Please be aware that your failure to provide such documentation may delay your acceptance by Manager or cause your subscription request to be rejected entirely. The Company and Manager shall be held harmless by any such prospective investor against any loss arising as a result of a failure to provide any requested documentation.

PRIVACY

The Company takes precautions to maintain the privacy of personal information concerning the Company's current and prospective individual investors. For more information in this regard, please refer to the Privacy Policy attached hereto as <u>Exhibit A</u>.

VIRAL FILMS MEDIA LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*"), OR UNDER ANY SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION. THIS OFFERING IS MADE PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING THEREUNDER.

A SUBSCRIBER SHOULD BE PREPARED TO BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME BECAUSE THE LIMITED LIABILITY COMPANY INTERESTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE LAWS OF ANY OTHER JURISDICTION, AND, THEREFORE, CANNOT BE SOLD UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THERE IS NO OBLIGATION OF THE COMPANY TO REGISTER THE LIMITED LIABILITY COMPANY INTERESTS UNDER THE SECURITIES ACT OR THE LAWS OF ANY OTHER JURISDICTION. TRANSFER OF THE LIMITED LIABILITY COMPANY INTERESTS IS ALSO RESTRICTED BY THE TERMS OF THE LIMITED LIABILITY COMPANY AGREEMENT RELATING THERETO.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(F). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED THE OFFERING MATERIALS (AS DEFINED HEREIN) SPEAK AS OF THEIR DATE.

THIS SUBSCRIPTION AGREEMENT AND SUBSCRIBER QUESTIONNAIRE (this "***Agreement***") is entered into by and between LLC President (the "***Manager***"), and the subscriber identified on the signature page hereto ("***Subscriber***") in connection with Subscriber's purchase of certain Class B Units (the "***Class B Units***") in Viral Films Media LLC, a Delaware limited liability company (the "***Company***"), at **a purchase price of US$1.00 per Class B Unit**, and admission as a Class B Member of the Company pursuant to its Limited Liability Company Agreement (the "***LLC Agreement***"). Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the LLC Agreement.

Subscriber understands that the Company, is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated on or about July 2, 2018, as amended, filed by the Company with the SEC (the "***Form C***") and the Exhibits thereto (collectively the "***Offering Materials***"). The Company is offering to both accredited and non-accredited investors up to 1,070,000 Class B Units of membership interest at a price of one dollar ($1.00) per Class B Unit (the "***Purchase Price***"). The Units have the relative rights, preferences, privileges and priorities specified in the Operating Agreement of the Company, a copy of which has been provided on the Portal (as defined below) and is filed as an Exhibit to the Form C (the "***Operating Agreement***"). The minimum amount or target amount to be raised in the Offering is $750,000 (the "***Target Offering Amount***") and the maximum amount to be raised in the offering is $1,070,000 (the "***Maximum Offering Amount***"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Class B Units on a basis to be determined by the Company's management. The Company is offering the Units to prospective investors through the Silicon Prairie Online crowdfunding portal (the "***Portal***"). The Portal is registered with the Securities and Exchange Commission (the "***SEC***"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7% of gross monies raised in the Offering. Investors should carefully review the Offering Materials, which are available on the website of the Portal at fp.sppx.io.

Subscriber hereby subscribes for the Class B Units, and Manager and Subscriber hereby agree as follows:

1.   **Purchase.** Subscriber agrees to purchase from the Company, an aggregate amount of Class B Units as set forth on the signature page hereto. All payments of Subscriber's purchase price to the Company shall be made by check made out to "**VIRAL FILMS MEDIA LLC**", wire transfer or ACH. Units will be sold in minimum amounts of $2,000 with incremental additional amounts of $100.00 or more.

2.   **Adoption.** If Subscriber is accepted as a Class B Member of the Company pursuant to paragraph 3 below, Subscriber hereby agrees to be bound by all the terms and provisions of the LLC Agreement and to perform all obligations therein imposed upon a Class B Member with respect to the Class B Units.

3.   **Acceptance of Subscription; Delivery of LLC Agreement; Subscriber Cancellation.** Subscriber understands and agrees that this subscription is made subject to the following terms and conditions:

   (a)   Manager shall have the right to review the suitability of any person desiring to purchase Class B Units in the Company;

   (b)   Manager shall have the right, in its sole and absolute discretion, to reject this subscription, in whole or in part, and the subscription shall be deemed to be accepted by Manager only when Subscriber has been admitted to such Company as a Class B Member;

(c)   Manager shall have no obligation to accept subscriptions in the order received;

(d)   Subscriber hereby requests and authorizes Manager to enter Subscriber's name on Schedule C to the LLC Agreement as a Class B Member;

(e)   The Class B Units to be created on account of this subscription shall be created only in the name of Subscriber, and Subscriber agrees to comply with the terms of the LLC Agreement and to execute any and all further documents necessary in connection with becoming a Class B Member of the Company;

(f)   Subscriber hereby undertakes in respect of the Class B Units that Subscriber shall comply with the restrictions on transfer of the Class B Units contained in the LLC Agreement;

(g)   Subscriber further understands that during and following termination of the Offering, the Company may undertake offerings of other securities; and

(h)   Subscriber has up to 48 hours before the campaign end date described in the Form C to cancel the purchase and get a full refund.

(i)   Subscriber hereby agrees to the use of electronic signatures for purposes of both this Subscription Agreement and the Operating Agreement.

4.   **Conditions to Closing.** Manager's obligations hereunder are subject to acceptance by Manager of Subscriber's subscription for Class B Units in the Company and to the fulfillment, prior to or at the time of closing, of each of the following conditions:

(a)   The representations and warranties of Subscriber contained in this Agreement shall be true and correct at the time of closing; and

(b)   All proceedings in connection with the transactions contemplated hereby and all documents and instruments incident to such transactions shall be satisfactory in substance and form to Manager and the Company, and Manager, the Company shall have received all such counterpart originals or certified or other copies of such documents as Manager may request.

5.   **Subscriber's Representations.** In connection with Subscriber's purchase of Class B Units, Subscriber makes the following representations and warranties on which Manager and the Company are entitled to rely:

(a)   Subscriber has received, read and understands the Offering Materials. No representations or warranties have been made to Subscriber by the Company, Manager or any agent of such persons, other than as set forth in the LLC Agreement and this Agreement.

(b)   Subscriber is acquiring the Class B Unit solely for Subscriber's own account and not directly or indirectly for the account of any other person whatsoever (or, if Subscriber is acquiring the Class B Unit as a trustee, solely for the account of the trust or trust account named herein) for investment and not with a view to, or for sale in connection with, any distribution of the Class B Unit. Subscriber does not have any contract, undertaking or arrangement with any person to sell, transfer or grant a participation to any person with respect to the Class B Unit.

(c)   Subscriber has such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of the investment evidenced by Subscriber's purchase of the Class B Unit, and Subscriber is able to bear the economic risk of such investment including the risk of complete loss.

(d)   Subscriber has had access to such information concerning the Company as Subscriber deems necessary to enable Subscriber to make an informed decision concerning the purchase of the Class B Unit. Subscriber has had access to the managers of Manager and the opportunity to ask questions of, and receive answers satisfactory to Subscriber from, such managers concerning the offering of Class B Units in the Company and the Company generally. Subscriber has obtained all additional information requested by Subscriber to verify the accuracy of all information furnished in connection with the offering of Class B Units in the Company.

(e)   Subscriber understands that the Class B Unit has not been registered under the United States Securities Act of 1933, as amended (the "***Securities Act***") or any securities law of any state of the United States or any other jurisdiction, in each case in reliance on an exemption for private offerings, and Subscriber acknowledges that Subscriber is purchasing the Class B Unit without being furnished any offering literature or prospectus other than the Offering Materials.

(f)   Subscriber represents that either:

  (i)   Subscriber's net worth or annual income is less than $107,000 and that the amount Subscriber is investing pursuant to this Agreement together with all other amounts Subscriber is investing in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months is either less than (A) 5% of the lower of Subscriber's annual income or net worth, or (B) $2,200; or

  (ii)   both Subscriber's net worth or annual income are more than $107,000 and that the amount Subscriber is investing pursuant to this Agreement together with all other amounts Subscriber is investing in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months is less than (A) 10% of the lower of Subscriber's annual income or net worth, and (B) does not exceed $107,000.

(g)   Including the amount set forth on the signature page hereto, in the past 12-month period, Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(h)   Subscriber is aware that (i) Subscriber must bear the economic risk of investment in the Class B Unit for an indefinite period of time, possibly until final winding up of the Company, (ii) because the Class B Unit has not been registered under the Securities Act, there is currently no public market therefor, (iii) Subscriber may not be able to avail itself of the provisions of Rule 144 of the Securities Act with respect to the Class B Unit, and (iv) the Class B Unit cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available. Subscriber understands that the Company is under no obligation, and does not intend, to effect any such registration at any time. Subscriber also understands that sales or transfers of the Class B Unit are further restricted by the provisions of the LLC Agreement and, as applicable, securities laws of other jurisdictions and the states of the United States.

(i)   The Class B Unit will not be transferred or disposed of except in accordance with the terms of this Agreement and the LLC Agreement and will not be sold or transferred without registration under the Securities Act, or pursuant to an applicable exemption therefrom.

(j)   Subscriber's full legal name, true and correct address of residence, phone number, electronic mail address, United States taxpayer identification number and other contact information are provided herewith.

(k)   The execution and delivery of the LLC Agreement and this Agreement, the consummation of the transactions contemplated thereby and the performance of the obligations thereunder will not conflict with or result in any violation of or default under any provision of any other agreement or instrument to which Subscriber is a party or any license, permit, franchise, judgment, order, writ or decree, or any statute, rule or regulation, applicable to Subscriber.

(l)   No suit, action, claim, investigation or other proceeding is pending or, to the best of Subscriber's knowledge, is threatened against Subscriber that questions the validity of the LLC Agreement or this Agreement or any action taken or to be taken pursuant to the LLC Agreement or this Agreement.

(m)   Subscriber has full power and authority to make the representations referred to in this Agreement, to purchase the Class B Unit pursuant to this Agreement and the LLC Agreement and to deliver the LLC Agreement and this Agreement. The LLC Agreement and this Agreement create valid and binding obligations of Subscriber and are enforceable against Subscriber in accordance with their terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws affecting creditors' rights, and subject to general equity principles and to limitations on availability of equitable relief, including specific performance.

(n)   Subscriber acknowledges that Subscriber understands the meaning and legal consequences of the representations and warranties made by Subscriber herein. Such representations and warranties are complete and accurate, shall be complete and accurate at the time of closing and may be relied upon by the Company and the Manager. Such representations and warranties shall survive delivery of this Agreement and the LLC Agreement. If in any respect such information shall not be complete and accurate prior to the time of closing, Subscriber shall give immediate notice of such incomplete or inaccurate information to Manager, specifying which representations or warranties are not complete and accurate and the reasons therefor.

(o)   Subscriber hereby agrees to indemnify and hold harmless the Company, Manager and each member, principal, manager, director, officer, advisor or employee thereof (each, an "***Indemnified Party***") from and against any and all loss, damage or liability due to or arising out of any inaccuracy or breach of any representation or warranty of Subscriber or failure of Subscriber to comply with any covenant or agreement set forth herein or in any other document furnished to any Indemnified Party specifically supplementing the information in this subscription booklet by Subscriber in connection with the subscription for the Class B Unit. Subscriber shall reimburse each Indemnified Party for its legal and other expenses (including the cost of any investigation and preparation) as they are incurred in connection with any such claim, action, proceeding or investigation. The reimbursement and indemnification obligations of Subscriber under this paragraph shall survive any closing applicable to Subscriber (or, if this Agreement is terminated pursuant to paragraph

3(b) above, such termination) and shall be in addition to any liability which Subscriber may otherwise have (including, without limitation, liabilities under the LLC Agreement), and shall be binding and inure to the benefit of any successors, assigns, heirs, estates, executors, administrators and personal representatives of the Indemnified Parties.

(p) Subscriber confirms that Subscriber has been advised to consult with Subscriber's attorney regarding legal matters concerning the Company and to consult with independent tax advisers regarding the tax consequences of investing in the Company. Subscriber acknowledges that he, she or it understands that any anticipated United States federal or state income tax benefits may not be available and, further, may be adversely affected through adoption of new laws or regulations or amendments to existing laws or regulations. Subscriber acknowledges and agrees that the Company is providing no warranty or assurance regarding the ultimate availability of any tax benefits to Subscriber by reason of Subscriber's investment in the Company.

(q) Subscriber understands that information relating to Subscriber shall appear on the records of the Company. Subscriber acknowledges and agrees that other Members may receive such information as permitted by the LLC Agreement or as required by applicable laws and may share such information with their advisors.

(r) Subscriber understands and agrees that Manager may cause the Company to make an election under Section 754 of the Code or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If a Company elects to be treated as an electing investment partnership, Subscriber shall cooperate with the Company and its Manager to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, Subscriber shall provide Manager with any information necessary to allow the Company to comply with (a) its obligations to make tax basis adjustments under Sections 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

6. **Withholding.** Manager may be required to withhold a certain portion of the taxable income and gain allocated or distributed to each Subscriber unless Subscriber provides documentation confirming that such Subscriber is not subject to withholding, or is subject to a reduced rate of withholding. If Subscriber is a United States Person, please complete IRS Form W-9 and provide a copy to the Manager. Such Subscriber agrees to notify Manager within 60 days if Subscriber ceases to be a United States Person.

7.   **Investor Qualifications**

Subscriber represents and warrants as follows *(**Answer Part (a), (b) or (c), as applicable. Please check all applicable items**)*:

(a)   **Accredited Investor – Individuals.** I am an INDIVIDUAL and:

     ☐   i. I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

     ☐   ii. I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

     ☐   iii. I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

     ☐   iv. I am a director or executive officer of VIRAL FILMS MEDIA.

(b)   **Accredited Investor – Entities.** The undersigned is an ENTITY and:

     ☐   i. The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(iv) above.

Please indicate the name of each equity owner and the applicable test from (a) above:

     ☐   ii. The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

     ☐   iii. The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

     ☐   iv. The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

     ☐   v. The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

     ☐   vi. The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

         ☐   (1) the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

         ☐   (2) the employee benefit plan has total assets in excess of $5,000,000; or

□   (3) the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

□   vii. The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

□   viii. The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring and one or more of the following is true (check one or more, as applicable):

       □   (1) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

       □   (2) a corporation;

       □   (3) a Massachusetts or similar business trust;

       □   (4) a partnership; or

       □   (5) a limited liability company.

□   ix. The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Class B Units.

(c)   **Non-Accredited Investors.**

    □   The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor.

8.   **Survival of Agreements, Representations and Warranties.** All agreements, representations and warranties contained herein or made in writing by or on behalf of Subscriber, the Company or Manager in connection with the transactions contemplated by this Agreement shall survive the execution of this Agreement and the LLC Agreement, any investigation at any time made by Subscriber, the Company or Manager or on behalf of any of them and the sale and purchase of the Class B Unit and payment therefor and the dissolution and termination of the Company.

9.   **Legends.** Subscriber consents to the placement of any legend required or reasonably advisable, as determined by the Company's legal counsel, by applicable law.

10. **Notices.** Any notice required or permitted to be given under this Agreement shall be in writing and shall be sent by Federal Express, DHL or other recognized international courier service or by facsimile or electronic transmission and shall be effective the earliest of (a) actual receipt, or (b) on the third business day after dispatch by Federal Express, DHL or other recognized international courier service, or (c) the next business day after such notice shall have been given by facsimile transmission with electronic answerback confirmation or electronic transmission. A "business day" shall mean any weekday (i.e., Monday through Friday) during which banks are generally open in both the U.S. Until otherwise specified by written notice, the addresses for any such notice shall be:

> If to the Company, to:
>
> Viral Films Media LLC
> c/o Galatia Films, LLC
> 400 West Peachtree Street NW, Suite 415
> Atlanta, Georgia 30308
>
>
> If to a Subscriber, to such address as is set forth in Subscriber's signature page to this agreement

11. **Counterparts, Execution and Delivery.** This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. A facsimile or other reproduction of this Agreement may be executed by Subscriber and/or Manager, and an executed copy of this Agreement may be delivered by Subscriber and/or Manager by facsimile, electronic signature or similar electronic transmission device pursuant to which the signature(s) and responses can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, Subscriber and Manager agree to execute an original of this Agreement as well as any facsimile or other reproduction hereof.

12. **Amendments.** Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated orally, but only with the written consent of Subscriber and Manager.

13. **Assignment.** This Agreement is not transferable or assignable by Subscriber.

14. **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

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SIGNATURE PAGE FOR INDIVIDUALS

Dated: _____

_____
Signature

_____
Name (Typed or Printed)

_____
Social Security Number

_____
Telephone Number

_____
Residence Street Address

_____
City, State & Zip Code

_____
Mailing Address
(Only if different from residence address)

_____
City, State & Zip Code

_____
Email address

**Principal Subscription
Amount ($):** _____

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

_____   _____
Name of Entity (Typed or Printed)   Telephone Number

_____   _____
Signature of Authorized Person   Entity's Tax Identification Number

_____   _____
Name & Title (Typed or Printed of Signatory)   Contact Person (if different from Signatory)

_____   _____
Principal Executive Office Address   Mailing Address
                                (if different from principal executive office)

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Email address   Email address

Principal Subscription
Amount ($): _____

Entity Subscriber Type of Ownership:
The subscribed for units are to be registered in the following form of ownership (check one):

☐ Partnership

☐ Limited Liability Company

☐ Corporation

☐ Trust or Estate (Describe, and enclose evidence of authority

☐ IRA Trust Account

☐ Other (Describe)

ACCEPTANCE

This Subscription Agreement is accepted by VIRAL FILMS MEDIA LLC on _____

As to: the principal amount in dollars and number of Class B Units set forth on Subscriber's signature page.

VIRAL FILMS MEDIA LLC

By: _____

Name:

Title:

SCHEDULE A

Signature Pages to the LLC Agreement

Counterpart Signature Page to Operating Agreement of Viral Films Media LLC

IN WITNESS WHEREOF, the undersigned have executed or caused to be caused to be executed on their behalf this Agreement as of the date first written above.

**MEMBER
(NATURAL PERSON)**:

**MEMBER
(ENTITY)**:

_____
Name of Natural Person (*Type or Print*)

_____
Name of Entity (*Type or Print*)

_____
(*Signature*)

By: _____
(*Signature*)

Name: _____
(*Type or Print*)

_____
(*Address*)

Title: _____
(*Type of Print*)

_____
(*E-mail*)

_____

_____
(*Address*)

_____
(*E-mail*)

SCHEDULE B

Subscriber Information

Name

Email

Mailing Address

City State ZIP Country

Phone

Wire Instructions for Distributions

Please provide wire instructions for the transfer of any payments due from the Company. These instructions must be provided at account inception. Subscriber may change these wire instructions but may be required to provide an appropriate signature guarantee by a qualified financial institution (note that a signature guarantee is different than a notarized signature).

Bank

Location

9-Digit ABA

SWIFT

Beneficiary Bank Name:

Beneficiary Bank Account #:

Beneficiary Account Name:

Beneficiary Account #:

For further credit to (if applicable):

Telephone Number of Bank:

Facsimile Number of Bank:

Name of Banking Officer:

Reference:

Privacy Policy

Manager is committed to protecting your privacy and maintaining the confidentiality and security of your personal information, and in connection therewith, this Privacy Policy is observed by Manager. This Privacy Policy explains the manner in which Manager collects, utilizes and maintains nonpublic personal information about potential subscribers (collectively, "***Subscribers***") in Viral Films Media LLC, a Delaware limited liability company (the "***Company***"), as required under Federal Law. This Privacy Policy only applies to products and services provided by Manager to individuals (including regarding investments in the Company) and which are used for personal, family, or household purposes (not business purposes).

Collection of Subscriber Information

Manager may collect personal information about its Subscribers from the following sources:

1.   Subscription forms, account forms, and other information provided by Subscriber in writing, in person, by telephone, electronically or by any other means. This information includes name, address, employment information, and financial and investment qualifications;

2.   Transactions within the Company, including account balances, investments, distributions and fees;

3.   Other interactions with Manager's affiliates (for example, discussions with our staff and affiliated broker-dealer); and

4.   Verification services and consumer reporting agencies, including a Subscriber's creditworthiness or credit history.

Disclosure of Nonpublic Personal Information

Manager may share nonpublic personal information about investors or potential investors in the Company with affiliates, as permitted by law. Manager does not disclose nonpublic personal information about investors or potential investors in the Company to nonaffiliated third parties, except as permitted by law (for example, to service providers who provide services to Subscriber or Subscriber's account).

Manager may share nonpublic personal information, without a Subscriber's consent, with affiliated and nonaffiliated parties in the following situations, among others:

1.   To respond to a subpoena or court order, judicial process or regulatory inquiry;

2.   In connection with a proposed or actual sale, merger, or transfer of all or a portion of its business;

3.   To protect or defend against fraud, unauthorized transactions (such as money laundering), law suits, claims or other liabilities;

4.   To service providers of Manager in connection with the administration and operations of Manager, the Company and other Manager products and services, which may include brokers, attorneys, accountants, auditors, administrators or other professionals;

5.   To assist Manager in offering Manager-affiliated products and services to its Subscribers;

6.   To process or complete transactions requested by a Subscriber; and

7.   For any proper purpose as contemplated by or permitted under the Company's offering, governing or organizing documents.

Former Subscribers

The same Privacy Policy applies to former Subscribers.

Protection of Subscriber Information

Manager maintains physical, electronic and procedural safeguards that comply with federal standards to protect customer information. Manager restricts access to the personal and account information of Subscribers to those employees who need to know that information in the course of their job responsibilities.

Further Information

Manager reserves the right to change this Privacy Policy at any time. The examples contained within this Privacy Policy are illustrations and are not intended to be exclusive. This Privacy Policy complies with Federal Law regarding privacy. You may have additional rights under other foreign or domestic laws that may apply to you.